Exhibit 10.12

Katie Lever, by Email	March 19, 2021

Re:	Employment Agreement

Dear Ms. Lever:

This letter agreement (the “Agreement”) confirms, effective March 22, 2021 (the “Starting Date”), on the terms and conditions of your employment with AutoLotto, Inc. (the “Company”), as follows:

1.	Title; Function; Duties: You will serve as the Chief Legal Officer of the Company (the Company and its subsidiaries and controlled affiliates are collectively referred to herein as the “Company Group”), and you shall report to the President of the Company. You shall have the duties and responsibilities commensurate with your position and any other duties and responsibilities as may from time to time be reasonably and in good faith assigned to you by the President or Board of Directors of the Company.

You shall serve the Company Group faithfully and to the best of your ability and shall devote your full time, energy, experience and talents to the business of the Company Group; provided however, you shall be permitted to serve on the board of directors (or similar body) of not-for-profit or for-profit organizations, in each case, subject to compliance with this Agreement and provided that such activities do not interfere with you performance of your duties and responsibilities hereunder.

2.	Term of Employment: Your term of employment with the Company hereunder commences on the Starting Date and will continue until your employment ceases as provided in Section 4 (the “Employment Term”).

3.	Compensation; Expenses:

a.	Base Salary. During the Employment Term, you will receive a base salary at the rate of $425,000 per year (such amount as increased by the Company from time to time, the “Base Salary”), payable in accordance with the Company’s regular payroll practices. Your position is classified as exempt and, therefore, you are not eligible to receive payment for overtime.

b.	Annual Bonus. You will be eligible to receive, on an annual basis, a performance-based bonus payment up to 30% of your Base Salary (pro-rated for any partial calendar years of employment) as determined by the Board of Directors of the Company based on the achievement of reasonable and attainable performance goals. Payment of such annual bonus will be contingent on your continued employment on the final date such annual bonus is calculated, unless you are terminated without Cause or you terminate your employment for Good Reason in accordance with Section 4.

c.	Business Expenses. You will be reimbursed for reasonable business expenses actually incurred by you in connection with your employment in accordance with the Company’s expense reimbursement policies (including the requirement to provide appropriate documentation of such expenses), as in effect from time to time.

d.	Paid Time Off. You will be eligible for paid time off days subject to and in accordance with the Company’s paid time off policies as in effect from time to time.

e.	Benefits. You shall be eligible to participate in benefit plans offered by the Company, from time to time, including a group health insurance plan, subject to the terms and conditions of the applicable plan documents (including any eligibility and vesting requirements). Such plans may be amended or terminated, in whole or in part, at any time in the sole discretion of the Company, as applicable.

f.	Equity Awards. On the Starting Date you will receive an equity or equity-based awards of one percent (1%) of the Company’s current ownership on a fully-diluted basis, the terms and conditions of which will be shared with you under separate documentation. You will be eligible to participate in any annual Company equity or equity based awards granted to similarly situated executives by the Board of Directors, in their sole discretion.

4.	Termination/Resignation of Employment: Your employment with the Company will be on an “at-will” basis, which means that your employment is terminable by either the Company or you at any time for any reason or no reason; provided, that you must provide not less than 30 days’ advance, written notice of your intent to resign from your employment. With respect to any notice period pursuant to the immediately preceding sentence, the Company may in its sole discretion (i) place you on a paid, non-working, garden leave during some or all of such notice period (and, for the avoidance of doubt, relieve you of your title and duties during such period), and/or (ii) waive such notice, in whole or in part, by accelerating your termination date and paying your base salary in lieu of the portion of the notice period waived by the Company and without affecting the voluntary nature of your termination).

If your employment is terminated for any reason, you shall receive (i) payment of any accrued but unpaid base salary through the last day of your employment, (ii) payment for any accrued but unused paid time off days, (iii) any vested employee benefits covered by the Employee Retirement Income Security Act of 1974, as amended, to which you are entitled upon termination of your employment with the Company in accordance with the terms and conditions of the applicable plans of the Company, as applicable, and (iv) reimbursement for any unreimbursed business expenses incurred by you on or prior to your last date of employment with the Company pursuant to Section 3.

a.	If your employment is terminated by the Company without Cause or by you for Good Reason at any time after the ninetieth (90th) day following the Starting Date, you shall additionally receive (i) the equivalent of six (6) months base salary, payable in accordance with the Company’s standard payroll practices, (ii) payment of your annual bonus that would have been payable had you remained in employment during the entire year in which such termination occurred, provided that the Company shall treat you equally and without bias in comparison to other senior executives of the Company in determining such bonus, calculated on a pro-rata basis to the date of termination and payable within three months of termination; and (iii) if you elect to continue medical coverage under the Company’s group health plan in accordance with COBRA, payment directly of the full monthly premiums for such coverage on a monthly basis for six (6) months following the date of termination.

b.	As used herein “Cause” means (i) your intentional breach of a material provision of this Agreement, (ii) your willful and repeated failure to comply with the lawful directives of the President, (iii) your gross negligence or willful misconduct in the performance of your duties hereunder, or (iv) your indictment of or conviction for commission of theft or embezzlement of Company Group property or any other willful or grossly negligent act (including but not limited to a felony or a crime involving moral turpitude) that is injurious in any significant respect to the property, operations, business or reputation of the Company Group, as determined in good faith by the Board of Directors. As used herein, “Good Reason” mean that, without your prior written consent, any of the following shall have occurred: (i) a material adverse change to your positions, titles, offices, reporting structure, location, or duties following the Starting Date from those set forth in Section 1, except, in such case, in connection with the termination of your employment for Cause, (ii) a material decrease in the Base Salary, or (iii) any other material failure by the Company to perform any material obligation under, or material breach by the Company of any material provision of, this Agreement; provided, however, that a termination by you for Good Reason under any of the foregoing clauses (i) through (iii) shall not be considered effective unless you shall have provided the Company with written notice of the specific reasons for such termination within thirty (30) days after you have knowledge of the event or circumstance constituting Good Reason and the Company shall have failed to cure the event or condition allegedly constituting Good Reason within thirty (30) days after such notice has been given to the Company and you actually terminates your employment within thirty (30) days following the Company’s failure to cure.

The Company shall have no further obligations to you pursuant to this Agreement or otherwise in connection with the termination of your employment, other than as expressly set forth in this Section 4 or as required by law.

5.	Confidential Information: During the Employment Term and as a result of your employment, you will have access to or become familiar with information of a confidential or proprietary nature that pertains to the business operations of the Company Group and that is not publicly-available or known to its and their respective competitors. Such information includes, but is not limited to, (i) information relating to any member of the Company Group’s business, operations, customers, clients, suppliers and vendors, including, but not limited to, information received from third parties under confidential conditions, business plans, compensation data, customer lists, customer preferences, customer files, products and services offered or in development, strategic direction, marketing strategies and plans, software, designs (such as database design), executable code, new materials research, pending projects and proposals, proprietary production processes, research and development strategies, source code, technological data, technological prototypes, various business data of any member of the Company Group and clients, procedures, formulas, processes, financial data and results of operations; and (ii) other know-how, ideas, concepts, trade secrets, and methodologies and technical, business, or financial information relating to the business of any member of the Company Group (collectively, “Confidential Information”). You acknowledge that the Confidential Information is, among other things, not readily available to the public, extremely valuable to the Company Group’s operations, and the Company Group has expended great effort and significant funds in developing, and maintaining the confidentiality of, the Confidential Information.

Without limiting any other confidentiality obligations you may owe to the Company Group, you agree not to disclose any Confidential Information, directly or indirectly, or use it in any way, either during the Employment Term or any time thereafter, except (a) as required in the course of your employment for the Company, (b) for information that is or becomes publicly-available other than through your breach of any confidentiality obligations (unless such information became public as a result of a violation of any other person or entity’s confidentiality obligations) or (c) as required by legal process (provided, that in the event of legal process, you must to the extent permitted by law provide prompt notice to the Company prior to responding to such legal process and at the Company’s expense and to the extent permitted by law cooperate with the Company or its subsidiaries or affiliates if either elects to contest such legal process). You further agree not to copy or record or allow to be copied or recorded any such Confidential Information, except as required in the course of your employment. Notwithstanding the foregoing, neither this Section 5 nor Section 9 of this Agreement prohibits you from reporting possible unlawful conduct to governmental agencies or entities or, if applicable, self-regulatory organizations, or otherwise cooperating or communicating with any such agencies, entities or organizations that may be investigating possible unlawful conduct (including providing documents or other information without notice to the Company Group).

Notice under the Defend Trade Secrets Act:

In addition, pursuant to the federal Defend Trade Secrets Act of 2016, you shall not be held civilly or criminally liable under any federal or state trade secret law for the disclosure of a trade secret that (a) is made in confidence to a federal, state or local governmental official, either directly or indirectly, or to an attorney, and solely for the purpose of reporting or investigating a suspected violation of law; or (b) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

6.	Return of Property: You agree to deliver promptly to the Company upon the termination of your employment for any reason or at any time upon the Company’s request all documents, materials and computer media in any form (and all copies thereof) belonging to any member of the Company Group or containing Confidential Information and all property of any member of the Company Group.

7.	Non-Competition: During the Employment Term, you shall not directly or indirectly (including as a proprietor, principal, consultant, agent, partner, officer, manager, director, equityholder, employee or other representative), either for you or for any other person or entity, anywhere within the United States or any other jurisdiction or marketing area in which the Company Group is doing business, (i) engage in for your own benefit or for the benefit of any third party a Competing Business, (ii) otherwise own, manage, operate, control, advise, be employed by or provide services to (in either case, in a competitive capacity), or participate in the ownership, management, operation or control of, or be connected in any manner with (where such connection is competitive with the business of the Company), any Competing Business or (iii) acquire (through merger, stock purchase or purchase of all or substantially all of the assets or otherwise) the ownership of, or any equity interest in, any person or entity if the annual revenues of such person or entity from a Competing Business (or Competing Businesses) are more than five percent (5%), individually or in the aggregate, of such person’s or entity’s total consolidated annual sales (based on the most recent full fiscal year revenues of such person or entity). Notwithstanding the foregoing, ownership as a passive investment, of less than two percent (2%) of the outstanding shares of capital stock of any corporation whose stock is listed on a national (or comparable international) securities exchange or of limited partnership or similar interests in any private equity, venture capital or hedge fund will not constitute a breach of this Section 7. For purposes of this Agreement, “Business” shall mean the business engaged in by any member of the Company Group during your employment with the Company . For purposes of this Agreement, “Competing Business” shall mean any person or entity, business, or subdivision of a business engaged in business in competition with the Business, or, to your actual knowledge, any such persons or entities who or which are actively pursuing or otherwise planning to engage in competition with the Business.

8.	Non-Solicitation: During the Employment Term and for twelve (12) months following the termination of your employment for any reason, you shall not (i) persuade or seek to persuade any business relation of the Company Parties to cease to do business or to reduce the amount of business it has done or may contemplate doing with the Company Group; (ii) solicit, encourage or attempt to solicit or encourage any of the employees, agents, consultants or representatives of the Company Group (or, if following the termination of your employment with the Company, then instead is such an employee, agent, consultant or representative as of your last day of employment or was during the prior twelve (12)-month period) to terminate his or her relationship with the Company Group, or otherwise seek to adversely influence or alter such person’s relationship with the Company Group, or become employees, agents, representatives or consultants of any other person; or (iii) directly or indirectly, use confidential information to enter into, or solicit or otherwise endeavor to enter into, any business relationship with any person with whom the Company Group had a significant business relationship or with whom the Company Group is actively pursuing, or during the prior twelve (12)-month period have actively pursued, such a significant business relationship; provided, that the foregoing shall not apply to (a) solicitation through the use of general solicitation or advertising not targeted to such persons or (b) solicitation through the use of search firms, so long as such firms are not advised by you to solicit or otherwise target such persons.

9.	Non-Disparagement: During the Employment Term and thereafter, you agree not to make or publish any derogatory or disparaging written, oral, or electronic statements about (i) any member of the Company Group or any of its or their predecessors, members, direct or indirect equityholders and the present and former employees, consultants, officers, partners, directors or the attorneys or other representatives of the foregoing, individually and in their official capacities, or (ii) any products, services, practices or operations of any member of the Company Group. During the Employment Term and thereafter, the Company Group agrees not to, and to cause its directors, officers, and key employees not to, make or publish any derogatory or disparaging written, oral, or electronic statements about you. Nothing in this Section 9 shall prohibit or restrict you from (i) making or publishing any such statements you or your controlled affiliate, as applicable, reasonably believe in good faith to be necessary in responding to or initiating a bona fide legal claim involving you or your controlled affiliate, as applicable, and is otherwise not prohibited by the terms of this Agreement, or (ii) answering truthfully if compelled to do so in a deposition, lawsuit or similar dispute resolution proceeding.

10.	Intellectual Property:

a.	You agree to promptly disclose to the Company any and all work product, inventions, works of authorship, designs, methods, processes, procedures, discoveries, analyses, data collections, technology, patterns, techniques, and proposed slogans, logos, domain names and other indicia of origin that are created, authored, invented, reduced to practice, discovered, learned or developed by you (either solely or jointly with others) during the Employment Term (collectively, “Company Work Product”).

b.	You acknowledge and agree that the following shall be the exclusive, sole and absolute property of the Company and/or any other member of the Company Group, as applicable: all rights to patents, copyrights, trademarks, trade secrets, rights of inventorship, rights of authorship, or other intellectual property rights (“Intellectual Property Rights”) embodied by, or subsisting in, any Company Work Product, including (i) any and all rights to sue for past, present and future infringements or misappropriations of Company Intellectual Property (as defined below) and any damages, payments or other proceeds arising out of such claims; and (ii) any and all rights to create derivative works, developments, or improvements based on Company Work Product and Intellectual Property Rights that may be embodied by, or subsisting in, such derivative works, developments or improvements; but excluding any inventions required to be excluded by Section 2870 of the California Labor Code as set forth below (collectively, the “Company Intellectual Property”).

c.	All work performed by you in creating, authoring, inventing, discovering, learning or developing Company Work Product shall be considered “works made for hire” to the extent permitted under applicable copyright law. To the extent any copyrightable works included in the Company Work Product does not constitute “works made for hire,” you hereby (i) assign and transfer any copyrights that constitute Company Intellectual Property and (ii) waive any moral rights or other rights of authorship you may retain in Company Work Product, in accordance with the assignment and other obligations set forth in this Section 10 below.

d.	You hereby (i) transfer and assign to the Company (and agree to transfer and assign), without any requirement of further consideration, all right, title, and interest in, and to, Company Intellectual Property, and (ii) waive any so-called “moral rights” to the Company Work Product, including, without limitation, the right to restrain or claim damages for any distortion, mutilation or other modification of the Company Work Product.

e.	You agree, at the Company’s expense, to execute any documents and take any actions requested by any member of the Company Group at any time, at no additional cost to such parties (whether during the Employment Term or thereafter), in the confirmation, registration, protection and enforcement of all rights in and to the Company Intellectual Property and other Company Work Product. You hereby irrevocably appoint Company as your attorney-in-fact for the purpose of executing such documents on your behalf, which appointment is coupled with an interest.

f.	You recognize that this Agreement is not, and does not purport to be, an assignment of any invention, the assignment of which is prohibited under Section 2870 of the California Labor Code as set forth below (hereinafter “Section 2870”) or any like statute of any other state. Your inventions will only be excluded from Company Intellectual Property to the extent, and solely to the extent, Section 2870 requires such exclusion. Section 2870 provides as follows:

California Labor Code Section 2870

(a)	Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer’s equipment, supplies, facilities, or trade secret information except for those inventions that either:

(i).	Relate at the time of conception or reduction to practice of the invention to the employer’s business, or actual or demonstrably anticipated research or development of the employer; or

(ii).	Result from any work performed by the employee for his employer.

(b)	To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subdivision (a), the provision is against the public policy of this state and is unenforceable.

11.	Breach; Remedies; Separate and Independent Covenants: You acknowledge that the restrictions contained in Sections 5 through 10, in view of the competitive nature of the business in which the Company Group is engaged, are reasonable and necessary in order to protect the legitimate interests of the Company Group, and that any violation would result in irreparable injury to the Company Group. You therefore acknowledge and agree that, in the event of a breach or threatened breach by you of any of these Sections, the Company Group shall be entitled to obtain from any court of competent jurisdiction preliminary and permanent injunctive relief (without proving actual damages or posting a bond or other security), as well as damages and an equitable accounting of all earnings, profits and other benefits arising from such violation, which rights shall be cumulative and in addition to any other rights or remedies to which the Company Group may be entitled. You also acknowledge and agree that each of the restrictions to which you are subject in this Agreement and each of the covenants made by you in this Agreement shall be construed for all purposes to be separate and independent from any other covenant, whether in this Agreement or otherwise, and the existence of any claim by you against any member of the Company Group under this Agreement or otherwise, will not excuse your breach of any of the restrictions or covenants contained in this Agreement.

12.	Policies: You will be subject to all policies and procedures as currently in effect for the Company’s employees and as may be established and/or amended from time to time, including but not limited to, all terms and conditions in any employee handbook applicable to the Company’s employees.

13.	Employee Representations: By signing below, you represent that you are not bound by the terms of any agreement with any person or entity which restricts in any way your employment with the Company and the performance of your expected job duties with the Company and other members of the Company Group; you also represent that, as an employee of the Company, you will not disclose or make use of any confidential information of any other persons or entities, including any former employers, in violation of their policies, agreements and/or applicable law and you will not bring onto the Company Group’s facilities or otherwise use any property belonging to any employers other than the Company. You further represent that you (i) are not a party to, or involved in, or under investigation in, any pending or, to the best of your knowledge, threatened litigation, proceeding or investigation of any governmental body or authority or any other person, and (ii) have never been suspended, censured or otherwise subjected to any disciplinary action or other proceeding by any state, other governmental entity, agency or self-regulatory organization.

14.	Survival: The obligations and rights set forth in Sections 5 through 20 of this Agreement shall survive the expiration or termination of this Agreement and your employment hereunder for any reason whatsoever.

15.	Section 409A: The intent of the parties is that payments and benefits under this Agreement comply with or be exempt from Section 409A of the Internal Revenue Code of 1986 (“Section 409A”), as amended, and this Agreement and any associated documents shall be interpreted and construed in a manner that establishes an exemption from (or compliance with) the requirements of Section 409A. Notwithstanding anything to the contrary set forth in this Agreement, any payments and benefits provided under this Agreement that constitute “deferred compensation” within the meaning of Section 409A shall not commence in connection with your termination of employment unless and until you have also incurred a “separation from service” (as defined for purposes of Section 409A). The Company makes no representation or warranty and shall have no liability to you or any other person pursuant to Section 409A, including if any provisions of this Agreement are determined to constitute deferred compensation subject to Section 409A but do not satisfy an exemption from, or the conditions of, Section 409A.

16.	Governing Law; Exclusive Jurisdiction; Severability. This Agreement is governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflicts of laws principles. The Company and you hereby irrevocably and unconditionally agree that the exclusive jurisdiction for any disputes arising out of or relating to this Agreement or your employment with the Company shall be the state and federal courts located within the State of Texas (provided, that an order or judgment of such court may be entered or enforced in any court having personal jurisdiction over the party against whom the order or judgment is sought to be enforced); provided, however, that upon the relocation of the Company’s corporate headquarters to the State of Texas, the exclusive jurisdiction for any disputes arising out of or relating to this Agreement or your employment with the Company shall be the state and federal courts located within the State of Texas (provided, that an order or judgment of such court may be entered or enforced in any court having personal jurisdiction over the party against whom the order or judgment is sought to be enforced). Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the venue of any suit, action or proceeding brought in such a court and any claim that any such suit, action or proceeding brought in such a court has been brought in an inconvenient forum. Each of the parties hereto hereby irrevocably consents to the service of process in any suit, action or proceeding by sending the same by certified mail, return receipt requested, or by recognized overnight courier service, to the address of such party as follows (a) to the Company at 20808 State Highway 71 W Unit B, Spicewood, TX 78669, (b) to you at the address maintained by the Company in the regular course of its business for payroll purposes, or, in either case, such other address as shall be furnished in writing by either party to the other party; provided, that such notice or change in address shall be effective only when received by the other party. If any provision of this Agreement is determined by a court of competent jurisdiction not to be enforceable in the manner set forth herein, the Company and you agree that such provision shall be modified to make it enforceable to the maximum extent possible under applicable law. If any provision of this Agreement is declared invalid, illegal or unenforceable for any reason in any jurisdiction and cannot be modified to be enforceable, such provision shall immediately become null and void leaving the remainder of this Agreement in full force and effect.

17.	Successors and Assigns. This Agreement shall bind and inure to the benefit of and be enforceable by the Company (and other members of the Company Group) and its (and their respective) successors and assigns and you and your heirs, executors, administrators, and successors; provided, that the services provided by you are of a personal nature and you cannot sell, convey, assign, delegate, transfer or otherwise dispose of, directly or indirectly, any of your rights, or obligations under this Agreement (and any such purported action by you shall be null and void); provided, further, that the Company may assign this Agreement to, and all rights hereunder shall inure to the benefit of, the other members of the Company Group or any person, firm or corporation resulting from the reorganization of the Company or any other member of the Company Group or succeeding to the business or assets of the Company or any other member of the Company Group by purchase, merger, consolidation or otherwise.

18.	Entire Agreement; No Reliance; No Modification: You acknowledge that you have not relied on any oral or written promises or representations other than those explicitly stated in this Agreement, that this Agreement (and the documents referenced herein) constitutes the entire understanding of the parties regarding the subject matter hereof, and that this Agreement supersedes all prior or contemporaneous oral or written promises, representations or understandings which may have related to the subject matter hereof in any way. This Agreement cannot be modified except in a writing (other than an email) signed by the Company and approved by the Board of Directors of the Company.

19.	Tax Withholdings: All payments and benefits provided hereunder shall be subject to the withholding of all applicable taxes and deductions required by any applicable law

20.	Indemnification: At all times during the Employment Term and at all times thereafter, the Company covenants and agrees to indemnify you to the full extent permitted under the Company’s Articles of Incorporation and Bylaws and pursuant to any other agreements or policies in effect from time to time in connection with any action, suit or proceeding to which you may be made a party by reason of your being an officer, director or employee of any of the Company Group.

21.	Counterparts; Original: This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which will be deemed one and the same instrument. Any facsimile or pdf copy of any party’s executed counterpart of this Agreement will be deemed to be an executed original thereof.

Your employment (and continued employment) is contingent upon your maintaining authorization to be employed in the United States commensurate with the business needs of the Company.

[SIGNATURE PAGE FOLLOWS]

If the terms and conditions of this Agreement are acceptable to you, please sign and date this Agreement below and return the signed original to me.

Sincerely,

AutoLotto, Inc.

By:	/s/ Lawrence Anthony DiMatteo
Name:	Lawrence Anthony DiMatteo
Title:	Chief Executive Officer

AGREED TO AND ACCEPTED:

/s/ Katie Lever

Date: 3/22/2021

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